Exhibit 4.3

Date:	1/26/2023

Barclays

European Loans Agency

1 Churchill Place

London

E14 5HP

For the attention of Aliraza Moledina, European Loans Agency

Vodafone Group Plc - USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021 (“RCF”).

Included within the RCF referenced above is an Extension Option, Section 6. Whereby, Vodafone may give notice to the Facility Agent not more than 60 days and not less than 30 days before the second anniversary that it wishes to request that the Final Maturity Date be extended for a further period of one year i.e. extend the current Maturity Date of 10 March 2027 to 10 March 2028.

Please accept this letter as confirmation that Vodafone wishes to apply for such a one-year extension in accordance with Section 6 of the RCF. In your role as Facility Agent please can you communicate this request to all Lenders and collate the Lender responses by Friday 10 February 2023.

If you have any questions or require clarification, please do not hesitate to contact Jamie Stead, Vodafone Group Treasury Director.

Yours faithfully,

Jamie Stead

Group Treasury Director

Vodafone Group Plc	T +44 (0) 1635 33251
1 Kingdom Street, Paddington Central	F +44 (0) 1635 238 080
London, W2 6BY, United Kingdom	vodafone.com

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 01833679